SUSPECT DETECTION SYSTEMS, INC.
150 West 56th Street
New York, NY 10019

January 14, 2011
United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Andrew Mew, Accounting Branch Chief

Re:	Suspect Detection Systems, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed April 14, 2010 Form 10-Q for the quarter ended September 30, 2010 Filed November 15, 2010 File Nol. 00-52792

Dear Mr. Mew:

We are submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated January 6, 2011, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed with the Commission on April 14, 2010 (the “Annual Report”) and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the Commission on November 15, 2010.

Form 10-K for the fiscal year ended December 31, 2009

 General

1.	The Company filed an amendment to its Form 10-K for the fiscal year end December 31, 2009 on at January 14 2011.

 9   Business Combination, page F-16

2.
As we provided in comment 2 and appendix 1 in our response letter dated December 17, 2010, the carrying amount of the NCI was reduced by $1,859 to reflect the decrease of 7% in the NCI ownership interest in SDS Ltd. from 49% to 42%.  In response to the Commission's comment, management determined in accordance with FASB ASC 810-10-45 to recognize the difference between the amount by which the NCI was adjusted and the fair value of the consideration paid as a decrease in the additional paid in capital since the difference should have been attributed to the shareholders of SDS Inc. Therefore, the Company corrected the error by decreasing goodwill by $291,690, additional paid in capital by $478,125 and noncontrolling interest by $186,435, respectively.

3.
The table below shows the reconciliation of the loss attributable to NCI on our restated consolidated statement of operations to the relative ownership percentage in SDS Israel for each quarterly period in fiscal 2010.

Description	Reconciliation of the amount attributable
	to noncontroling interest
Balance - January 1 , 2009	SDS Ltd.	NCI % at SDS Israel		Earnings
	$-	$-		$-
Net(Loss) for the period	(186,166)	49%		(91,221)
Balance - March 31, 2009	(186,166)			(91,221)
Net(Loss) for the period	14,611	49%		7,159
Balance - June 30, 2009	(171,555)			(84,062)
Net (Loss) for the period	(56,875)	42%	**	(23,887)
Balance - September 30, 2009	(228,430)		**	(107,949)
Net (Loss) for the period	(524,752)	42%	**	(220,396)
Balance -December 31, 2009	$(753,182)		**	$(328,345)
Net (Loss) for the period	204,159	42%		85,747
Balance - March 31, 2009	(549,023)		**	(242,598)
Net (Loss) for the period	49,808	42%		20,919
Balance - June 30, 2009	(499,215)		**	(221,679)
Net (Loss) for the period	(107,073)	42%		(44,971)
Balance - September 30, 2009	$(606,288)		**	$(266,650)

** Restated

 Item 9A Controls and Procedures, page 9

4.
As previously noted, management considered the effect of the above-noted errors on the effectiveness of the Company's disclosure controls and procedures. Appropriate changes have been and will continue to be made to prevent the occurrence of such errors in the future. Such changes include the appointment of Ron Daniel as the Company's principal financial officer The Company implemented additional procedures and policies in order to improve the effectiveness, accuracy and reliability of the accounting data to allow for the preparation of the Company’s financial statements in accordance with Generally Accepted Accounting Principles. These additional procedures and policies include change of the Company’s Chief Financial Officer, periodically review of accounting policies and procedure and with Company’s auditor, periodically review of the Company’s CFO for management. In addition, management will work from time to time with external advisors to ensure that the Company chooses the appropriate accounting policies and their appropriate implementation.  As requested, in subsequent Form 10-Qs the Company will disclose the deficiencies in its disclosure controls and procedures.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

Should you have any questions regarding these matters, please do not hesitate to contact Ran Daniel at (212) 982-0269.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Ran Daniel

Ran Daniel
Chief Financial Officer